NSTS BANCORP, INC.

700 S. Lewis Avenue

Waukegan, Illinois 60085

November 8, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: John Stickel

Re: NSTS Bancorp, Inc.

Registration Statement on Form S-1 (Registration Number 333-259483)

Request for Acceleration of Effectiveness

Dear Mr. Stickel:

Pursuant to Rule 461 under the Securities Act of 1933, NSTS Bancorp, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-259483), as amended, to November 10, 2021 at 4:00 p.m. E.T., or as soon thereafter as is practicable.

Please contact Jennifer D. King of Vedder Price P.C. at (312) 609-7835 as soon as practicable following the Registration Statement being declared effective or if you have any questions concerning this matter.

Very truly yours,

/s/ Stephen G. Lear
Stephen G. Lear
President and Chief Executive Officer